UNIVOICE



Learn Languages
Through Music, Not Flashcards

Meet the Univoice Executive Team



Greg Nicholson
Head of User Acquisition (UA)

Led UA for 3 early stage startups on to acquisitions, sum totaling ~$1B



Sami Halabi
CEO / Founder

Speaks 5 languages; managed top teams in Fortune 100 space



Bryan Riester
Head of Ops & Product Dev

14 years of software dev; awarded by U.S. Department of Logistics

CHIEF ADVISORS



Puran Parsani
User Acquisition

Former Head of Int'l Growth at

÷Babbel



Kris Laumann
Corporate Strategy

Founded & sold LingoVentura to

÷Babbel



Eugene Bond
Technology / Product

Former Head of Engineering at

÷Babbel

Univoice is a _**more engaging**_ language tool

   

Shortcomings of current language tools

A _new_ language tool unlike the rest

Random	*Relevant*
Too academic	*Engaging & informative*
Endless repetition	*Music maintains interest*
Short-term focused	*Long-term retention*
Boring and instructional	*Addicting and game-ified*

VS.

Our *market opportunity* is $250+ Million



$51.9 Billion	**$13.6*** Billion	**$248** Million

Global Language Learning

Source: Statista

Digital Language Learning

Source: Verified Market Research

Our Market Opportunity

1.7% share of mobile/web app market

Projected to reach $25.7 billion by 2027

Univoice is *easy to use* & highly *addicting*

1



Univoice
Select the Language you would like to learn
English
Spanish
German
French

Select Your Target Language

2



Genres
Top's 40
View All (146)
New Rules
#Dua Lipa
Finesse
#Bruno Mars
Country
View All (181)
Blue Ain't Your Color
#Keith Urban
Need You Now
#Lady Antebellum
Rock
View All (137)
Breath
#Breaking Benjamin
Numb
#Linkin Park

Choose Your Music Genre

3



Top 40's
New Rules
#Dua Lipa
Finesse
#Bruno Mars
God is a Woman
#Ariana Grande
Demons
#Imagine Dragons
Eastside
#Khalid (ft. Halsey)
Girls Like You
#Maroon 5

Scroll & Select Your Song

4



Practice Lines
Press button to hear the line
Press button to test your pronunciation
Y quedé a pasar la noche
And stayed for the night
Y con ellos mi ilusión,
And my illusion with them,
Pero así estamos mejor
But we're better like this
Y que tú, te duermes en la calma
And that you sleep calm
Y yo pienso que está bien
READY TO BEGIN!

Follow Along Translations into Your Language

5



00:58
Y yo también te juré mucho
Para así poder seguirte hasta el final de tu expedición
Y con ellos mi ilusión,
y con ellos mio adopcion
In order to follow you until the end of your expedition
And I also swore to you a lot

Sing With Artist, Get Immediate Feedback

Univoice is the 1st mobile app that teaches languages through music



*(**click image** for video)*

Our _usage stats_ are strong and promising



January 25, 2021 - February 25, 2021

NEW DEVICES	ACTIVE DEVICES / DAY	SESSIONS / DAY	TOTAL SESSIONS	AVG TIME / DEVICE / DAY
239	16.1	51.0	1.6K	5:19 Minutes

SESSION LENGTH ⓘ CURRENT RANGE

Top 33% of users spending average 5 mins / session _(industry standard)_

Our ***business model*** is sticky and scalable





Q1 2021

Subscription

Premium	
All content access, in all 4 languages	
Weekly	$2.99
Monthly	$8.99
Quarterly	$17.99
Bi-Annual	$35.99

Q3 2021

Subscription & In-Store Credits

Premium	
All content access, in all 4 languages	
Weekly	$2.99
Monthly	$8.99
Quarterly	$17.99
Bi-Annual	$35.99

Single Plays	
Buy additional plays a la carte	
1 Play	$0.99
3 Plays	$1.99
5 Plays	$3.49
10 Plays	$6.99

Our *GTM strategy* is predictable and repeatable

[*Paid Social*]
FB + IG Ads



Monthly Spend	$2,625
Target Downloads	1,810

[*Paid Media*]
Apple Search



Monthly Spend	$2,100
Target Downloads	1,489

[*Paid Media*]
Universal App Campaign



Monthly Spend	$3,150
Target Downloads	2,500

We're positioned to _disrupt the competition_

Features	Univoice 	Duolingo 	Babbel 	Busuu 
Slang, idiomatic, and proper language	✔	✗	✗	✗
Pronunciation accuracy assessment	✔	✔	✗	✗
Language flexible - from / to any language	✔	✗	✗	✗
Gamification	✔	✔	✔	✗
Auditory, visual, and speech	✔	✔	✔	✗
Cost of program	$	N/A	$ $	$
User Count	3000 users	330M users	50M users	90M users
Revenue	N/A	$40M	$15M	$90M

We project _breakeven_ in Q1 of 2023

	2020	2021	2022	2023
New Users*	5,000	487,500	1,387,500	2,810,000
Revenue*	-	$1.2M	$4.4M	$10.9M
Net income	($299,611)	($659,221)	$443,672	$3.4M

Disclaimer: these forward-looking projections cannot be guaranteed

*_Note_: forecasted user & revenue counts are based on growth rates of competing language e-learning platforms

Full financials available & can be shared upon request

We're *actively fundraising* in a priced equity round

Raised ➡ **$560,000** of **$810,000** pre-seed

Remaining **$250,000** = *4 mos. runway*

Use of Funds*
 **Operations, IT [13.5%]** Operating Budget, Music Licensing, Song Library & Language Expansion
 **Human Capital [45%]** New Hires in Tech & Marketing, Scale Part-Time Contractors to Full-Time
 **Marketing & Advertising [35%]** Marketing Content Creation, Advertising

Deal Terms
● $5M pre-money valuation
● Preferred equity security
● $0.44 share price

***Note**: Wefunder's intermediary fee = 6.5%

12

We plan an ***early exit*** by 2026 - 2027

Breakeven Reached

Series A funding expended; become financially self-sustaining

Q1 2023

$1M Profit Achieved

Q2 2023

Reinvest profits directly into the business for accelerated growth

1st Company Acquired (*Languages Through Media*)

Acquire 1st language platform, Read Alien - *"learn with literature"*

Q4 2024

Entertain M&A Offers

Q4 2026

Post-acquisition of 3 language platforms & at $33M+ rev, will be more attractive to buyers







Disclaimer: these forward-looking projections cannot be guaranteed